Exhibit 99.1
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[PUBLICIS GROUPE S.A. LOGO]


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PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE SA:
PIERRE BENAICH, INVESTOR RELATIONS                               +33 1 4443 6500
LAURENCE REY, CORPORATE COMMUNICATIONS                           +33 1 4443 7010


                PUBLICIS GROUPE REPORTS FIRST-HALF 2002 RESULTS
                -----------------------------------------------

                          15% INCREASE IN NET PROFIT:
                       (BEFORE AMORTIZATION OF GOODWILL)

                   OPERATING MARGINS MAINTAINED 2001 LEVELS:

                          -  EBITDA/REVENUES: 16.5%
                            -  EBIT/REVENUES: 13%


PARIS, SEPTEMBER 10, 2002 - Publicis Groupe SA (NYSE :PUB)announced today that the company's revenue increased 2.4% in the first half of 2002. Publicis's performance has surpassed the overall market as indicated by revenue growth, margin and profit. Moreover, while the worldwide advertising market dropped an estimated 6% in the first six months of 2002, Publicis's organic growth only declined 3.6%.

Despite the difficult global marketplace, the company also achieved EBITDA and EBIT margins at the same levels as in 2001 and Publicis's net profit increased 15% before amortization of goodwill.

The first half year's developments for Publicis Groupe were dominated by the major strategic advance achieved through the acquisition of Bcom3 and the agreement with Dentsu, premier Japanese group and leader on the Asian market.

Following the closing of the BCom3 acquisition, currently scheduled for September 20, Publicis Groupe SA will rank fourth among worldwide advertising companies and will be one of the companies best-structured to gain additional market share.

The Publicis Groupe SA Conseil de Surveillance, chaired by Mme Elisabeth Badinter, met Tuesday, September 10, to approve the accounts and management report for the first half of 2002, presented by Maurice Levy, Chairman & CEO (President of the Directoire).


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

KEY FIGURES (IN EUROS)
----------------------

                     1ST HALF            1ST HALF          % INCREASE
                       2001                2002
--------------------------------------------------------------------------------
Billings            7.5 billion         9.7 BILLION          +28.8%

Revenues            1.15 billion        1.18 BILLION         +2.4% (-3.6% ORGANIC)

EBITDA              190 million         194 MILLION          +2%

EBIT                149 million         152 MILLION          +2%

Net profit BEFORE    74 million          85 MILLION          +15%
 amortization of
 goodwill

Net profit AFTER     54 million          55 MILLION          +2%
 amortization of
 goodwill

Net earnings per       0.53                0.60              +14%
 share diluted,
 before amortization
 of goodwill

Cash flow from       126 million         140 MILLION         +11%
 operations



Publicis attributes these results, which outperformed the industry overall, to the successful implementation of the company's strategic lines, which has been developed over the past two years. The key elements of this strategy include the restructuring undertaken in 2001, continued improvement in the profitability of Saatchi & Saatchi, and lower financing costs which resulted from the company's refinancing at the end of 2001 and the beginning of 2002 (exchangeable and convertible bonds).


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STRATEGY
--------

Publicis also implemented the following major strategic initiatives during the first half period:
     o development of 'La Holistic Difference' concept and establishment of its presence in key markets,
     o continued strong creativity applied to the development of brands for existing clients and to new business pitches, leading to new business wins as a major source of growth,
     o targeted acquisitions that meet group profit ratios in order to strengthen the company's position in growth sectors, and
     o optimization of Publicis's financial structure to reinforce its long-term financial solidity and improve the cost of its resources.



MORE THAN 800 MILLION EUROS OF NET 'NEW BUSINESS':
-------------------------------------------------
Publicis Groupe SA won 130 million euros of net new business in the first quarter of the year. This figure is lower than normal group performance, and was the result of the loss of the substantial Saturn account in the United States in January. During the second quarter, the pace of net new accounts quickly returned to its normal level, rising to nearly 700 million euros in new business for the quarter. For the first half, the total net `new business' amounts to more than 800 million euros. This new business should have its full impact on group revenue starting with the fourth quarter of 2002 and during 2003. (see attachment on new business).



CREATIVITY REWARDED: SAATCHI & SAATCHI WINS FIRST PLACE AT CANNES
-----------------------------------------------------------------
Saatchi & Saatchi won this year's first place at the International Advertising Film Festival at Cannes, placing Publicis Groupe SA second worldwide in such competition. Saatchi & Saatchi, which has taken first place in this competition for the past three years, was once again recognized for its outstanding creative work.



ACQUISITIONS: A MEASURED AND TARGETED STRATEGY
----------------------------------------------
In the first half of 2002,Publicis continued to develop its business in the sector of marketing services and specialized agencies through the acquisition of Gravitas, a Japanese relationship marketing agency; Johnston & Associates, an agency specializing in representing both the public and private sectors before the U.S. Congress and the Federal


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Government; Magnesium, a marketing services agency in Belgium; and Media
Publics, an agency specialized in incentive programs, Sales Story, a relationship marketing agency, and ECA 2 in events communication, all in France. The three will complete the development of the comprehensive client service offerings of Publicis Dialog in France. Publicis Consultants also reinforced its presence in the Netherlands with the acquisition of public relations agency Van Sluis in July of this year.

In terms of regional expansion, the Publicis Worldwide agency doubled its Mexican market presence with the acquisition of advertising agency Arredondo/De Haro and the integration of design agency Artymana in July, 2002.



OPTIMIZATION OF THE BALANCE SHEET: ISSUANCE OF 'OCEANE' CONVERTIBLE BONDS
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Publicis Groupe SA issued a debt instrument convertible into or exchangeable for
Publicis new or existing shares for a total of 690 million euros in January, 2002. The success of the issue allowed Publicis to transform the maturity of the company's debt, which had been essentially short-term, and to improve the average cost of financing through an advantageous interest rate (yield to maturity of 2.75% p.a.).



THE MERGER WITH BCOM3 AND THE STRATEGIC PARTNERSHIP WITH DENTSU
---------------------------------------------------------------
This acquisition will rank Publicis Groupe SA among the 'top tier' companies in the global advertising marketplace, placing fourth with revenues in excess of
4.5 billion euros. Following the close of this transaction, Publicis Groupe will include, in addition to Publicis Worldwide, Saatchi & Saatchi Worldwide and Zenith Optimedia Group, the networks of Leo Burnett Worldwide, D'Arcy Worldwide, and the media agency Starcom MediaVest.

The announcement of the merger has been extremely well received by both employees and clients of the two groups.

All necessary regulatory approvals have been granted. The last step in closing the merger will be approval of the transaction by Bcom3 shareholders who will meet September 20 in Chicago. Final closing of the transaction is expected to occur on the following days.


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OUTLOOK FOR THE YEAR
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Maurice Levy, Chairman & CEO of Publicis Groupe SA, made the following comments about the outlook for the full year 2002:
"The world economy is still slowing down. In the context of a global business downturn, it is difficult to assess the outlook for the advertising market. Publicis teams have done remarkable work in improving both our growth and our profits so far this year. It has not been easy. We successfully maintained our margins during the first half of 2002 at the high level of 2001. We believe we will be able to achieve the same high margins through year-end 2002. Our priorities for the remainder of the year are focused on three objectives:
to proceed with the integration of Bcom3 immediately after the closing, to protect our client portfolio by delivering the highest levels of service and innovation, and to further increase our profitability. We confirm our objective of 15% of EBIT for 2003, following the integration of Bcom3. Publicis has successfully outperformed the advertising market in 2002 in revenue growth, margin, and profit, and I remain totally confident in the outlook for the group's continued strong performance despite the difficulties of the market."


                                 #  #  #


PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking, April 2002) following the closing of the acquisition of Bcom3, with operations in 109 countries on five continents.

The Group's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications and healthcare communications. Publicis Groupe is also ranked first worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through the autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, Leo Burnett Worldwide, D'Arcy Worldwide and Fallon Worldwide, in addition to its consultancy and media buying networks: The Zenith Optimedia Group and Starcom MediaVest Group.

Publicis created an innovative communication concept called the Holistic Difference which has provided clients with new impact for their campaigns by taking into account their evolving needs in the context of changing target audiences.

With a staff of 20,592, Publicis Groupe SA reported (before acquisition of Bcom3) year 2001 billings of EUR 16.7 billion, revenues of EUR 2.43 billion and net income of EUR 151 million.

Web sites: www.publicis.com and www.finance.publicis.com
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                MAJOR NEW BUSINESS WON IN THE FIRST HALF OF 2002
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PUBLICIS WORLDWIDE:
------------------
Global "products and solutions" account for Hewlett-Packard/Compaq (advertising and relationship marketing), Vobis Microcomputer in Germany, PMU and AGF in France, Furnas and Anatel in Brazil, Kia Motors in Canada, the Ministry of Traffic in the Netherlands, the Government of the State of Victoria in Australia, Uni2 and Linea Directa in Spain, Akbank/Axess in Turkey, RealNetworks, launching the T-Mobile brands (formerly VoiceStream), Old National
 Bankcorp and Curves for Women in the United States.

SAATCHI & SAATCHI WORLDWIDE:
---------------------------
Accounts for Pampers in America and Asia, Kandoo in Europe for Procter & Gamble, Olympus in Australia, Dell in China, The Singapore Navy, Imperio Bonanca insurance in Portugal, ATL Telecom, Visa and Extra in Brazil, NEPAD in South Africa, international accounts for Chantelle, the region of Sicily, and Bulgari Perfumes, as well as line extensions with Tiscali in Europe and Verizon in Puerto Rico.

FALLON WORLDWIDE:
----------------
Accounts for Speedo in Europe, Bibendum and Noble House in the UK and Dyson and L'Oreal in the United States.

In addition, Publicis Worldwide and Fallon Worldwide together won the brand account for Nestle/Purina, as well as the numerous brands in the division, including One, Pro.Plan, and Beneful, all on a global level. This very significant achievement demonstrates the synergies that are being implemented among the group's brands.

ZENITH OPTIMEDIA GROUP:
----------------------
In the area of media buying, accounts were won for Hewlett-Packard/Compaq on a global scale, COI/Inland Revenue, COI/Works and Pensions, Woolworth's and Allied Domecq/Malibu in the UK, Maggi, Nestle and Frankenbrunnen in Germany, Chun Lan, China Mobile and YiBai Pharmaceutical in China, Weichuan Foods in Taiwan, SCV/StarHub in Singapore, HSBC and Schering Plough/Claritin in the United States, Kia Motors and Pillsbury/General Mills in Canada, LAE in Spain, Co-op in Norway, L'Oreal/Garnier in Mexico, Vestel Group in Turkey, Cussons in Poland, and account extensions for AstraZeneca, Allied Domecq and Georgia Pacific in the United States.

NELSON COMMUNICATIONS:
---------------------
In the healthcare sector, Nelson won accounts for Johnson&Johnson/Imodium, BMS Excedrin, Pfizer/PHL, Galderma/Differin, AstraZeneca/Crestor and Reliant.

The main account losses of the first half were Lloyds TSB and Woolwich in the UK, Austria Telecom, NRMA in Australia, and Saturn and Long John Silver in the United States.


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